

DEVELOPMENT AND SUPPLY AGREEMENT
FOR DISK ON KEY CBIC ASIC

This Development and Supply Agreement (this "Agreement") is made and entered into as of April 18, 2001 (the "Effective Date") by and between Atmel Rousset, with offices located Zone Industrielle 13106, Rousset Cedex ,France   and Atmel Sarl, a Swiss corporation with offices at Route des Arsenaux 41, Case Postale 80, CH-1705 Fribourg, Switzerland (hereafter collectively referred to as "Atmel"), and M-Systems, an Israeli corporation with principal offices located at Central Park 2000, 7 Atir Yeda St., Kfar Saba 44425, Israel ("Company").

RECITALS

WHEREAS, Atmel Rousset is in the business of designing, developing, and manufacturing various types of integrated circuits;

WHEREAS, Atmel Sarl is in the business of supplying such integrated circuits;

WHEREAS, Company is in the business of developing and marketing electronic disks for data storage based on flash memory for markets such as embedded systems, telecommunications, and Internet appliances; and

WHEREAS, Atmel and Company desire to enter into this Agreement for the purpose of setting forth the terms and conditions under which Atmel will design, develop and manufacture the semiconductor device described herein.

AGREEMENT

IN CONSIDERATION THEREOF AND THE MUTUAL PROMISES CONTAINED HEREIN, THE PARTIES HERETO AGREE AS FOLLOWS:

1. Statement of Work

a.   The specification of the Product shall be concluded between Company and Atmel as described in Exhibit A.

b.   Atmel shall layout, develop, manufacture, test and supply, the Products described in Exhibit A. Atmel shall provide all technology, labor, material, tooling and facilities necessary for performing such services.

c. Company shall provide ongoing consultation throughout the design and development process.

d. The parties shall mutually agree to a joint development flow to be attached as Exhibit F hereto.

2. Non-Recurring Engineering

Company shall pay Atmel non-recurring engineering ("NRE") charges for all services rendered hereunder as set forth in Exhibit B attached hereto. These charges shall be billed and shall be payable within thirty (30) days of the date of invoice.

3. Exclusivity

The Products shall be sold to Company on an exclusive basis. Atmel shall have no right to manufacture for its own use or to offer or sell Products to any third party without the written consent of Company.

4. Product Pricing and Delivery

a. Company shall pay Atmel for the Products as set forth in Exhibit B attached hereto.

b. All shipments covered by these terms and conditions are F.C.A Atmel's facility (Free Carrier - Incoterms 2000). Atmel's liability for delivery shall cease upon Atmel delivering the products to the common carrier at Atmel's facility. Title and all risk of loss or damage to the products shall pass to Company upon delivery to the common carrier at Atmel's facility.

c. Unless otherwise agreed to by the parties, the prices stated herein do not include customs duties or any sales, use, excise, or other similar taxes. Company shall pay, in addition to the prices stated, the amount of any present or future customs duties or any sales, use, excise or other similar tax applicable to the sale of products or performance of services covered by these terms, or in lieu thereof, Company shall supply Atmel with an appropriate tax exemption certificate.

5. Product Forecasting and Production Lead Time and Cancellations

a. Company shall provide Atmel with a twelve (12) month non- binding rolling forecast.

b. Company shall be financially responsible for all Products covered by purchase orders within the product lead times as defined in Exhibit C.

c. On time delivery is defined as not more than three (3) days early, or five (5) days late.

d. Reschedules or cancellations are detailed in Exhibit C.

6. Risk orders

If Company decides to release orders requiring fabrication or assembly of devices prior to prototype acceptance such orders will be deemed to be a Risk Order. The prices for Risk Orders will be detailed in Exhibit B. Company has the right to cancel Risk Orders per a liability schedule also detailed in Exhibit B.

7. Upsides

Atmel can respond to upsides as defined in Exhibit C.

8. End of Life

a. In the event that Atmel decides to discontinue the Product Atmel will provide Company with a written notification six (6) months in advance for last time buy orders to be placed by Company. Company will have the right to receive delivery for such orders for an additional six (6) months.

b. In no event will Atmel end of life the Product (process AT57K/ 0.25um) before December 31, 2003. Should Company require Product after December 31, 2003, Atmel will offer favorable conditions to provide the Product on a new process technology provided that production volumes exceed 400,000 units per year.

9. Purchase Orders

a. All purchase orders for Products shall be made by written purchase order. The purchase order shall specify the item number, product description, quantity, requested delivery dates and delivery instructions.

b. Seller shall acknowledge the order within five (5) business days.

c. The minimum order quantity is one hundred thousand dollars ($100,000.00) and the minimum delivery quantity is twenty thousand dollars ($20,000.00).

10. Development Milestones

a. Atmel shall use all reasonable efforts to meet the schedule for each phase or milestone of the design and development as set forth in Exhibit B attached hereto.

b. In the event that Atmel is unable to supply Prototypes which meet the agreed upon specification, Company shall not be liable for the payment due to Atmel hereunder for such milestone.

11. Changes

a. Company may, at any time during each design, propose changes to the Specifications set forth in the circuit design and layout, or any other functional or performance specifications agreed to between Atmel and Company. Such proposal shall be submitted by Company to Atmel in writing.

b. Atmel will then estimate in good faith the amount of rework necessary and the additional development time and cost that would be incurred, and shall request Company's approval of such additional cost and development time. Upon written receipt of such approval, implementation of such changes will proceed.

c. The Agreement will be amended to reflect such changes and the schedules will be amended to reflect the new dates and additional payments (if any) resulting from such changes.

12. Quality

a. Atmel agress to comply with ISO9000 quality standards for the duration of the agreement. Each shipment will contain a Certificate of Compliance.

b. As required by ISO9002, Atmel agrees to keep on file all records and data concerning acceptance and quality control testing.

c. Reasonable quality assurance parameters such as AQL (Acceptance Quality Levels) and reliability test reports will be provided as requested by Company

d. Company maintains a Supplier Rating System and shall grade Atmel based upon on time delivery and quality levels.

e. The Company and Atmel hereby agree to the Quality and Reliability Requirements for M-System ASICs referenced in Exhibit D attached hereto.

13. Protection and Security of Design

a. "Confidential Information" shall mean that information of either party which is disclosed to the other party ("Receiving Party") by reason of the parties' relationship hereunder, either directly or indirectly in any written or recorded form, orally, or by drawings or inspection of parts or equipment, and, either in writing and marked as confidential or proprietary, or if oral, reduced to writing similarly marked within thirty (30) days of disclosure.

b. Receiving Party covenants and agrees that it will receive and use the Confidential Information only as expressly permitted in this Agreement, and will not otherwise employ such Confidential Information, and shall not disclose such Confidential Information to any person or persons who do not need to have knowledge of such Confidential Information in the course of their employment.

c. It is expressly understood that Receiving Party shall not be liable for disclosure of any Confidential Information if the same:

   i.   is or becomes part of the public domain without violation of this Agreement;
   ii.   is known and on record at the Receiving Party prior to disclosure by the Disclosing Party;
   iii. is lawfully obtained by the Receiving Party from a third party;
   iv.   is furnished to others by the Disclosing Party without similar restrictions to those herein contained as to use or disclosure thereof;
   v.   is developed by the Receiving Party completely independently of any such disclosure by the Disclosing Party;
   vi.   is ascertainable from a commercially available product; or
   vii. is disclosed pursuant to the order or requirement of a government body, court or administration agency.

14. Warranty

a. Atmel warrants that it has title to all material to be furnished to Company and that all prototypes delivered to Company hereunder will conform to the logic diagram, specifications and (if any) breadboard herein set forth, or which are otherwise agreed upon between the parties.

b. Any Product or service sold or provided pursuant to this Agreement, shall be deemed accepted by Company upon delivery, subject to the warranty provisions set forth in this Section. Atmel warrants that Product delivered hereunder shall comply with the Specifications and shall be free from defects in material and workmanship under normal use and service for a period of one (1) year from the applicable date of invoice. Products which are "samples", "design verification units", and/or "prototypes" are sold "AS IS," "WITH ALL FAULTS," and with no warranty whatsoever.

c. If, during such warranty period, (I) Atmel is notified promptly in writing upon discovery of any defect in the Product, including a detailed description of such defect; (ii) such goods are returned to Atmel, DDP Atmel's facility accompanied by Atmel's Returned Material Authorization form; and (iii) Atmel's examination of such goods discloses that such Products are defective and such defects are not caused by accident, abuse, misuse, neglect, alteration, improper installation, repair, improper testing, or use contrary to any instructions issued by Atmel, Atmel shall (at Company's option) either repair, replace,
or credit Company the purchase price of such goods. No Products may be returned to Atmel without Atmel's Returned Material Authorization form.

d. Prior to any return of Products by Company pursuant to this Section, Company shall afford Atmel the opportunity to inspect such Products at Company's location, and any such goods so inspected shall not be returned to Atmel without its prior written consent.

e Atmel shall return any Products repaired or replaced under this warranty to Company transportation prepaid, and reimburse Company for the transportation charges paid by Company for such goods. The performance of this warranty does not extend the warranty period for any Products beyond that period applicable to the Products originally delivered.

f. THE FOREGOING WARRANTY CONSTITUTES ATMEL'S EXCLUSIVE LIABILITY, AND THE EXCLUSIVE REMEDY OF COMPANY, FOR ANY BREACH OF ANY WARRANTY OR OTHER NONCONFORMITY OF THE PRODUCTS COVERED BY THIS AGREEMENT. THIS WARRANTY IS EXCLUSIVE, AND IN LIEU OF ALL OTHER WARRANTIES. ATMEL MAKES NO OTHER WARRANTIES, EXPRESS, IMPLIED, OR STATUTORY, INCLUDING WITHOUT LIMITATION ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. THE SOLE AND EXCLUSIVE REMEDY FOR ANY BREACH OF THIS WARRANTY SHALL BE AS EXPRESSLY PROVIDED IN THIS SECTION.

15. Intellectual Property Ownership

a. Atmel shall retain all patent, copyright, trade secrets and other intellectual property rights it possesses with regard to any gate array or other integrated circuit design or process. The design, development or production of the product hereunder shall not be deemed to be a work made for hire.

b. Any derivative works specifically paid for by Company shall be owned exclusively by Company as referenced in Exhibit E. The masks and design database files developed specifically for Company under this Agreement shall be owned by Company, but shall remain in the possession of Atmel. Both the mask sets and design database files shall remain at Atmel's facility and will be destroyed upon Company's request. All patents, copyrights or other intellectual property rights related solely to the technical information and specifications generated by Company shall remain the sole and exclusive property of Company.

c. Each party's proprietary information may, if required by the parties, be further defined and protected by separate Confidential Disclosure Agreement to be executed by the parties, and each party's sole and exclusive obligations with regard to such proprietary information shall be as set forth in such Confidential Disclosure Agreement.

d. Except as set forth or on the front of this Agreement, any circuits, cells, devices or processes that are developed by Atmel concurrently with the work performed under this agreement shall be the sole and exclusive property of Atmel, and Atmel reserves the right to use such cells for other circuits for other customers, or license the use thereof to others.

16. Design Termination

a. If the design is terminated by Company, Company shall be liable to Atmel for full payment for the milestone during which such termination occurs, regardless of the amount of work actually performed by Atmel for such milestone. In any event, Company shall be liable for payment not already made by Company for any previous milestone.

b. During performance of the design or development, either party may terminate the design in the event of material breach by the other party (except for non-payment which does not require notice) upon thirty (30) days prior written notice specifying such breach to the breaching party. If during such thirty (30) day period the breaching party cures such breach (or, if the cure cannot be effected within such thirty (30) day period, the breaching party commences to cure), no such termination shall occur. If terminated by Atmel for breach, Company shall be liable to Atmel for the full payment of the development milestone during which such termination occurs, regardless of the amount of work actually performed by Atmel for such milestone. If terminated by Company for Atmel's breach, Company shall not be liable for any services performed by Atmel under such Agreement. The provisions of this Section constitute the sole liability and responsibility of each party, and the sole and exclusive remedy of each party, in the event of a breach of this Agreement by the other party during the design and development.

17. Force Majeure

Atmel shall not be liable for any failure to deliver, or delay in the delivery of, any Products or services due to any cause beyond its control, including but not limited to acts of God, acts of civil or military authority, fires, epidemics, floods, riots, wars, sabotage, or labor disputes. In the event of any such delay, the date of delivery or performance hereunder shall be extended by a reasonable period of time.

18. Limitation of Liability

IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES RESULTING FROM ITS PERFORMANCE OR FAILURE TO PERFORM UNDER THIS AGREEMENT, WHETHER BASED UPON CONTRACT, NEGLIGENCE, STRICT LIABILITY IN TORT, WARRANTY OR ANY OTHER BASIS WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS). NOTWITHSTANDING ANY PROVISION HEREIN TO THE CONTRARY, ATMEL SHALL NOT UNDER ANY CIRCUMSTANCES BE LIABLE FOR EXCESS COSTS OF REPROCUREMENT.

19. General

a. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other, and any purposed assignment without such consent shall have no force or effect. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the respective parties hereto and their successors and assigns.

b. Neither party is authorized to act for or on the behalf of the other party under this Agreement. Without limiting the generality of the foregoing, each party is an independent contractor, and no principal/agent or partnership relationship is created between them by this Agreement.

c. No failure or delay by either party to enforce or take advantage of any provision or right under this Agreement shall constitute a subsequent waiver of that provision or right, nor shall it be deemed to be a waiver of any of the other terms and conditions of this Agreement.

d. Upon termination of this Agreement the provisions of Sections 3, 12, 13, 14, 15, 18, and 19 shall survive termination.

e. Each of the parties hereto agree that they will comply with all applicable export regulations.

f. The validity, performance and construction of this Agreement shall be governed by the laws of the State of California, USA (excluding its conflict of laws provisions). Santa Clara County, California shall be the appropriate venue and jurisdiction for the resolution of disputes hereunder. Customer hereby expressly consents to (I) personal jurisdiction of the state and federal courts of Santa Clara County, California and (ii) service of process being effected upon it by certified or registered mail sent to its principle address.

g. The prevailing party in any legal action arising out of, or related to this Agreement shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses incurred in such action, including court costs and reasonable attorney's fees.

h. Unless otherwise stated herein, amounts stated as payable under this Agreement do not include customs duties or sales, use, excise or other similar taxes payable hereunder, and the same shall be the responsibility of Company.

i. All notices or communications to be given under this Agreement shall be in writing and shall be deemed delivered upon hand delivery, upon acknowledged telex or facsimile communication, or three (3) days after deposit in the United States mail, postage prepaid by certified registered or first class mail, addressed to the parties at their principle address.

j. In the event that any provision of this Agreement is prohibited by any law governing its construction, performance or enforcement, such provision shall be ineffective to the extent of such prohibition without invalidating thereby any of the remaining provisions of the Agreement. The captions of sections herein are intended for convenience only, and the same shall not be interpretive of the content of such section.

k. The terms and conditions of this Agreement may not be superseded, modified, or amended except in writing which states that it is such a modification, and is signed by an authorized representative of each party hereto.

l. This Agreement, including exhibits, constitutes the entire Agreement between the parties as to the subject matter hereof, and supersedes and replaces all prior or contemporaneous agreements, written or oral, regarding such subject matter, and shall take precedence over any additional or conflicting terms which may be contained in either party's purchase orders or order acknowledgment forms.

Atmel Rousset   **Company**
By: /s/ Mike Ross   By: /s/ Dov Moran
Title: Mike Ross, Director   Title: President

Atmel Sarl
By: /s/ Graham Turner
          Graham Turner
          Vice President and General Manager